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                                                                   EXHIBIT 20(b)





PEOPLES HERITAGE FINANCIAL GROUP, INC.                              NEWS RELEASE


                              For Immediate Release

                        For Further Information, Contact:
                Brian Arsenault, Corporate Communications Officer
                                 (207) 761-8517

        Norman Bilodeau, President, The First National Bank of Portsmouth
                                 (603) 433-2961



                       Peoples Heritage Completes Purchase
                        of Five Shawmut Bank NH Branches

Portland, Maine, February 20, 1996 -- Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today that, at the close of business on Friday, February 16, 1996, it completed the acquisition of five branches of the former Shawmut Bank NH that were divested as part of the merger of Fleet Financial Group, Inc. and Shawmut National Corporation. The branches were converted to offices of The First National Bank of Portsmouth, Peoples' New Hampshire banking subsidiary, over the holiday weekend.

Two of the five branches are in Manchester. The others are in Bedford, Nashua and Littleton. The branches have approximately $160 million in deposits. In addition to various assets related to the acquired branches, The First National Bank of Portsmouth acquired approximately $217 million of loans in concert with the transaction, which consist primarily of approximately $179 million of single-family residential loans.

"The acquisition of the five Shawmut branches is the first and smaller of two steps we will take in New Hampshire this year to move from a regional to a statewide presence," said William J. Ryan, President, Chairman and Chief Executive Officer of Peoples Heritage Financial Group, Inc. "We now have an increasing banking presence in the important Merrimack Valley region and southern New Hampshire, where much of the state's population and business activity is concentrated."

Prior to the acquisition of the five branches, The First National Bank of Portsmouth operated 15 branches, 10 in the seacoast area of New Hampshire and five in the North Conway area of the state. During the second quarter of 1996, Peoples Heritage Financial Group expects to receive regulatory approval to combine the Bank of New Hampshire, with



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29 branches and assets of $977 million, with its New Hampshire banking operations. The resultant $1.7 billion bank will be the third largest in New Hampshire and operate under the Bank of New Hampshire name.

Peoples Heritage Financial Group, Inc. is a $3.3 billion multibank and financial services holding company headquartered in Portland, Maine. The Company's Maine bank, Peoples Heritage Bank, has assets of approximately $2.4 billion and operates 61 branches throughout the state. Upon approval of the merger of Bank of New Hampshire, anticipated during the second quarter, total Company assets will be approximately $4.3 billion and its New Hampshire bank will operate over 40 branches.


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